UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41625

Cool Company Ltd.
(Translation of registrant’s name into English)

7 Clarges Street, 5th Floor
London
W1J 8AE
United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS INTERIM REPORT

Included in this Report on Form 6-K are the unaudited condensed consolidated interim financial statements as of and for the six month period ended June 30, 2025 and related Management's Discussion and Analysis of Financial Condition and Results of Operations of Cool Company Ltd.

The information contained in this Report on Form 6-K is hereby incorporated by reference into Cool Company Ltd.’s registration statement on Form S-8 (Registration Number 333-278349) filed with the Securities and Exchange Commission on March 28, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cool Company Ltd.
Date	August 28, 2025	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer of Cool Company Ltd.

		By:	/s/ Johannes P. Boots
Name: Johannes P. Boots
Title: Chief Financial Officer of Cool Company Ltd.

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

This unaudited interim financial report (the “Report”) and any other written or oral statements made by us in connection with this Report may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect our current views with respect to future events and financial performance. Forward-looking statements are other than statements of historical facts and include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect” or the negative of these terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements relating to the expected impact of new accounting pronouncements, statements under “Quantitative and Qualitative Disclosures about Market Risk” and other non-historical statements.

The forward-looking statements in this Report are based upon various assumptions, which are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, and we cannot assure that we will achieve or accomplish these expectations, beliefs or projections.

Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•general economic, political and business conditions, including the impact of sanctions and other measures;
•general LNG market conditions, including fluctuations in charter hire rates and vessel values;
•changes in demand in the LNG shipping industry, including the market for our vessels;
•changes in the supply of LNG vessels, including whether older vessels leave the market as and when expected;
•our ability to successfully employ our vessels and the rates we are able to achieve;
•changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•the timing and duration of drydocking and whether vessels upgrades deliver expected results;
•the timing of LNG projects coming on line and the impact on supply and demand;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•risks related to climate-change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate-change and the potential impact on the demand for the LNG shipping industry;
•changes in governmental regulation, tax and trade matters and tariff policies actions taken by regulatory authorities and the impact on our industry and business;
•potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East and changes in political leadership in the US and other countries;
•vessel breakdowns and instances of loss of hire;
•vessel underperformance and related warranty claims;
•our access to financing and ability to repay or refinance our facilities;
•continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange and interest rates;
•potential conflicts of interest involving our significant shareholders;
•the number of shares that we repurchase under our share repurchase program and the prices of such repurchases;
•information system failures, cyber incidents or breaches in security; and
•other risks indicated in the risk factors included in our Annual Report on Form 20-F for the year ended December 31, 2024 and other filings with and submission to the U.S. Securities and Exchange Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of the Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the six month periods ended June 30, 2025 and 2024.

Throughout this Report, unless otherwise indicated, the terms "CoolCo", "we", "us", "our", the "Company" and the "Group" refer to Cool Company Ltd. or any one or more of its consolidated subsidiaries, as the context requires.

We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in our fleet.

Unless otherwise indicated, all references to "U.S. dollars," and "$" in this Report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, references to "British Pounds," are to the lawful currency of the United Kingdom, references to "Euro" are to the lawful currency of the Eurozone including Croatia and references to “Malaysian Ringgit” are to the lawful currency of Malaysia.

You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our results of operations and financial condition, including definitions of certain terms used herein, please see our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 ("the 2024 Annual Report").

Overview

CoolCo is a pure play LNG carrier with a fleet of 13 vessels and a well-balanced portfolio of short and long-term charters with some of the world’s leading oil & gas, trading, and utility companies. In addition to organic growth from the Newbuild Vessels delivered in Q4 2024 and Q1 2025, CoolCo’s strategy includes ongoing assessment of growth opportunities through vessel acquisitions and potential consolidation in the fragmented LNG market.

Through its in-house LNG transportation and infrastructure management platform, CoolCo operates its own vessels and provides management services to third party owners. The Company benefits from the scale and support of Eastern Pacific Shipping Pte. Ltd ("Eastern Pacific Shipping"), an affiliate of its largest shareholder and the manager of one of the world’s largest independent shipping fleets. This affiliation strengthens CoolCo’s strategic position with shipyards, financial institutions, and deal flow access. CoolCo is committed to supporting global decarbonization and energy security.

Developments in 2025

The significant developments that have occurred since January 1, 2025 are as follows:

•Newbuild Vessel
On January 6 2025, we took delivery of our second Newbuild Vessel, the GAIL Sagar from Hyundai Samho Heavy Industries ("HHI") and simultaneously entered into a sale and leaseback financing arrangement with a subsidiary of Huaxia Financial Leasing Co. Ltd (“Huaxia”). The GAIL Sagar commenced its 14-year charter with GAIL (India) Limited ("GAIL") in early 2025.

•Financing
CoolCo entered into further interest rate swap agreements with various financial institutions with $200.0 million principal amount of debt, converting floating rate interest obligations under the Senior Secured Reducing Revolving Credit Facility (the "RRCF”) to fixed interest rates, effective from February 2027 until September 2029.

CoolCo also entered into interest rate swap agreements covering $97.9 million of the increased $200.0 million principal amount of debt under its $520.0 million term loan facility which was amended to reflect $200 million upsized term loan facility (the “upsized TLF May 2029”), effective from August 2025 until February 2029, and additional interest rate swap agreements covering further $50.3 million principal amount of debt under this facility, effective from February 2027 until February 2029.

•Share Repurchase Program
In April 2025, the Company initiated purchases under its previously announced share repurchase program to repurchase up to 7,000,000 shares for a total amount of up to $40 million during the period from April 1, 2025 until December 31, 2026, pursuant to an agreement with DNB Markets, Inc. and DNB Markets, a part of DNB Bank ASA.

As of June 30, 2025, the Company had repurchased 763,827 shares for an aggregate consideration of $4,303,472. Subsequently, the Company further repurchased an additional 94,862 shares for aggregate proceeds of $655,441 as of August 22, 2025. Shares repurchased under the program are held in treasury.

Operating and Financial Review

A. Operating Results for the six month period ended June 30, 2025 compared with the six month period ended June 30, 2024

The following discussion and analysis of results of operations and financial condition should be read in conjunction with our financial statements, and related notes included elsewhere herein and in our 2024 Annual Report.

	Six Months Ended June, 30
(in thousands of $, except operating days less scheduled off-hire days and average daily TCE rate)	2025	2024	Change	% Change
Time and voyage charter revenues	162,293	155,111	7,182	5%
Vessel and other management fee revenues	1,379	7,402	(6,023)	(81)%
Amortization of intangible assets and liabilities arising from charter agreements, net	7,349	8,984	(1,635)	(18)%
Total operating revenues	171,021	171,497	(476)	—%

Vessel operating expenses	(37,848)	(34,631)	(3,217)	9%
Voyage, charter hire and commission expenses, net	(6,630)	(2,339)	(4,291)	183%
Administrative expenses	(9,245)	(11,323)	2,078	(18)%
Depreciation and amortization	(45,661)	(37,746)	(7,915)	21%
Interest income	2,747	3,062	(315)	(10)%
Interest expense	(46,228)	(38,858)	(7,370)	19%
(Losses)/gains on derivative instruments	(6,055)	15,366	(21,421)	(139)%
Other financial items, net	(913)	(1,452)	539	(37)%
Income taxes, net	(258)	(286)	28	(10)%
Net Income	20,930	63,290	(42,360)	(67)%

Other Financial Data:
Adjusted EBITDA (1)	109,949	114,220	(4,271)	(4)%
Total time and voyage charter revenues minus voyage, charter hire and commission expenses, net	155,663	152,772	2,891	2%
Operating days less scheduled off-hire days	2,217	1,964	253	13%
Average daily TCE rate (1) (to the closest $100)	70,200	77,800	(7,600)	(10)%

(1) Adjusted EBITDA and average daily TCE rate are non-U.S. GAAP financial measures. Please see “Management's Discussion and Analysis of Financial Condition and Results of Operations, Operating and Financial Review Item A How We Evaluate Our Operations" for the definition and calculation of these non-U.S. GAAP financial measures.

Time and voyage charter revenues: Time and voyage charter revenues increased by $7.2 million to $162.3 million for the six month period ended June 30, 2025, compared to $155.1 million during the six month period ended June 30, 2024, principally due to the additional time and voyage charter revenue earned from our Newbuild Vessels, GAIL Sagar and Kool Tiger for the six months period ended June 30, 2025 This was partly offset by scheduled off-hire of vessels during drydock periods during the six month period ended June 30, 2025.

Vessel and other management fee revenues: Vessel and other management fee revenues decreased by $6.0 million to $1.4 million for the six month period ended June 30, 2025, compared to $7.4 million during the six month period ended June 30, 2024 as a result of the termination of several third party vessel management contracts from the second half of 2024.

Amortization of intangible assets and liabilities arising from charter agreements, net: Amortization of intangible assets and liabilities arising from charter agreements, net largely relates to favorable contract intangible assets and unfavorable contract liabilities. The net amortization income for the six month period ended June 30, 2025 amounted to $7.3 million ($7.8 million amortization income of unfavorable contract intangible liabilities, net of $0.5 million amortization expense of favorable contract intangible assets). The amortization income for the six month period ended June 30, 2024 amounted to $9.0 million ($9.5 million amortization income of unfavorable contract intangible liabilities, net of $0.5 million amortization expense of favorable contract intangible assets).

Vessel operating expenses: Vessel operating expenses increased by $3.2 million to $37.8 million for the six month period ended June 30, 2025, compared to $34.6 million for the six month period ended June 30, 2024, primarily due to the incurrence of operating expenses for the Newbuild Vessels after they were delivered in the fourth quarter of 2024 and first quarter of 2025.

Voyage, charter hire and commission expenses, net: Voyage, charter hire and commission expenses, net increased by $4.3 million to $6.6 million for the sixth month period ended June 30, 2025, compared to $2.3 million for the six month period ended June 30, 2024, primarily due to repositioning expenses for both our Newbuild Vessels, GAIL Sagar before commencing its long-term charter, and Kool Tiger between its spot charters, during the sixth month period ended June 30, 2025.

Administrative expenses: Administrative expenses decreased by $2.1 million to $9.2 million for the six month period ended June 30, 2025, compared to $11.3 million for the six month period ended June 30, 2024, as a result of general cost decreases due to the termination of several third party management contracts from the second half of 2024.

Depreciation and amortization: Depreciation and amortization increased by $7.9 million to $45.7 million for the six month period ended June 30, 2025, compared to $37.7 million for the six month period ended June 30, 2024, primarily due to the depreciation charge of the Newbuild Vessels after they were delivered in the fourth quarter of 2024 and first quarter of 2025.

Interest income: Interest income decreased by $0.3 million to $2.7 million for the six month period ended June 30, 2025 compared to $3.1 million for the six month period ended June 30, 2024, primarily due to the decrease in the market interest rates earned on our cash and cash equivalents during the six month period ended June 30, 2025.

Interest expense: Interest expense increased by $7.4 million to $46.2 million for the six month period ended June 30, 2025, compared to $38.9 million for the six month period ended June 30, 2024, primarily due to the interest expense related to the sale and leaseback financings for the Newbuild Vessels during the six month period ended June 30, 2025.

(Losses)/gains on derivative instruments: For the six month period ended June 30, 2025, the Company entered into the following swap agreements;
•interest rate swap agreement in respect of $200.0 million under the RRCF, effective from February 2027 until September 2029.
•interest rate swap agreements in respect of $97.9 million under the upsized TLF May 2029, effective from August 2025 until February 2029, with further interest rate swap agreements in respect of $50.3 million under the facility, effective from February 2027 until February 2029.

Net loss on derivative instruments for the six month period ended June 30, 2025 amounted to $6.1 million ($8.9 million unrealized loss and $2.8 million realized gains), compared to a net gain on derivative instruments of $15.4 million for the six month period ended June 30, 2024 ($9.1 million unrealized gains and $6.3 million realized gains).

Other financial items, net: Other financial items, net, decreased by $0.5 million amounting to $0.9 million for the six month period ended June 30, 2025, compared to $1.5 million for the six month period ended June 30, 2024, attributable to lower debt related financing arrangement fees during the six month period ended June 30, 2025.

Average daily TCE rate: The average daily TCE rate for the six month period ended June 30, 2025 of $70,200, is 10% lower than the average daily TCE rate of $77,800 for the six month period ended June 30, 2024. This decrease was primarily due to lower charter rates secured upon the renewal of certain vessel contracts reflecting prevailing market conditions, higher scheduled off-hire days and the net TCE impact from our Newbuild Vessels for the six month period ended June 30, 2025.

How We Evaluate Our Operations

We manage our business through a single operating and reporting segment, the LNG carrier market. However, we use a variety of qualitative, operational and financial metrics to assess our performance and valuation. Among other measures, management considers each of the following in assessing our business:

Adjusted EBITDA

Adjusted EBITDA is a non-U.S. GAAP financial measure and as presented by the Company represents net income adjusted for income taxes net, depreciation and amortization, other non-operating income, interest income, interest expense, other financial items, net, gains on derivative instruments and amortization of intangible assets and liabilities arising from charter agreements, net. Adjusted EBITDA is a financial measure used by management and investors as a supplemental measure of financial performance. We believe that the exclusion of these items that are adjusted for in our Adjusted EBITDA enables investors and other users of our financial information to assess our sequential and period over period performance and operating trends on a more comparable basis and is consistent with management’s own evaluation of business performance. Adjusted EBITDA is a non-U.S. GAAP financial measure and should not be considered as an alternative to net income or any other measure of CoolCo’s financial performance calculated in accordance with U.S. GAAP.

The following table sets forth a reconciliation of Adjusted EBITDA to net income, the most comparable U.S. GAAP financial measure, for the six months ended June 30, 2025 and 2024.

	Six Months Ended June, 30
(in thousands of $)	2025	2024
Net Income	20,930	63,290
Income taxes, net	258	286
Depreciation and amortization	45,661	37,746
Interest income	(2,747)	(3,062)
Interest expense	46,228	38,858
Other financial items, net	913	1,452
Losses/(gains) on derivative instruments	6,055	(15,366)
Amortization of intangible assets and liabilities arising from charter agreements, net	(7,349)	(8,984)
Adjusted EBITDA	109,949	114,220

Average daily time charter equivalent (or “TCE”) rate

Average daily TCE rate is a measure of the average daily income performance of our Vessels. This is calculated by dividing time and voyage charter revenues less any voyage, charter hire and commission expenses, net, by the number of operating days during a reporting period. Operating days are calculated on a vessel-by-vessel basis and represent the calendar days in a given period that a vessel is in our possession less scheduled off-hire days as a result of scheduled repairs, scheduled drydocking or special or intermediate surveys and scheduled lay-ups. Under a time charter, the charterer pays substantially all of the vessel related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.

Average daily TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which vessels may be employed between the periods. We present average daily TCE rate, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with time and voyage charter revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our Vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table reconciles our time and voyage charter revenues, the most directly comparable U.S. GAAP financial measure, to average daily TCE rate.

	Six Months Ended June, 30
(in thousands of $, except operating days less scheduled off-hire days and average daily TCE rate)	2025	2024
Time and voyage charter revenues	162,293	155,111
Less: Voyage, charter hire and commission expenses, net	(6,630)	(2,339)
Time and voyage charter revenues, net	155,663	152,772
Operating days less scheduled off-hire days	2,217	1,964
Average daily TCE rate (to the closest $100)	70,200	77,800

B. Liquidity and Capital Resources

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	Six Months Ended June, 30
(in thousands of $)	2025	2024	Change	% Change
Net cash provided by operating activities	42,487	81,369	(38,882)	(48)%
Net cash used in investing activities	(169,030)	(25,377)	(143,653)	566%
Net cash provided by / (used in) financing activities	70,531	(106,829)	177,360	(166)%
Net decrease in cash, cash equivalents and restricted cash	(56,012)	(50,837)	(5,175)	10%
Cash, cash equivalents and restricted cash at beginning of period	165,720	137,338	28,382	21%
Cash, cash equivalents and restricted cash at end of period	109,708	86,501	23,207	27%

Net cash provided by operating activities

Net cash provided by operating activities decreased by $38.9 million to $42.5 million for the six month period ended June 30, 2025 compared to $81.4 million for the six month period ended June 30, 2024. The decrease was primarily due to:

•Higher expenditure as a result of scheduled drydocks during the six month period ended June 30, 2025; and

•Changes in assets and liabilities mainly due to the deferred revenue as of December 31, 2024, which was realized during the six month period ended June 30, 2025. In addition, the timing of trade accounts payable payments resulted in a further decrease in cash provided by operating activities for the six month period ended June 30, 2025 compared to the same period in 2024.

Net cash used in investing activities

Net cash used in investing activities of $169.0 million for the six month period ended June 30, 2025 is comprised of:

•$139.8 million relating to the final shipyard installment for the GAIL Sagar; and
•$29.3 million additions to Vessels relating to payments for retrofitting and upgrades for certain Vessels.

Net cash used in investing activities of $25.4 million for the six month period ended June 30, 2024 is comprised of:

•$22.5 million additions to newbuilds mainly attributable to the shipyard installments for the Newbuild Vessels; and
•$2.7 million additions to Vessels relating to advance payments for retrofitting and upgrade costs relating to certain of our Vessels;

Net cash provided by / (used in) financing activities

Net cash provided by financing activities of $70.5 million during the six month period ended June 30, 2025 is comprised of:

•$135.9 million in loan proceeds received from the sale and leaseback financing for GAIL Sagar;
•$56.5 million in debt repayments;
•$4.3 million for the purchase of treasury shares as part of the Company's share repurchase program; and
•$4.5 million of financing fees relating to the refinancing of the RRCF and sale and leaseback transactions.

Net cash used in financing activities of $106.8 million during the six month period ended June 30, 2024 is comprised of:

•$58.0 million in debt repayments;
•$44.0 million in cash dividends paid to shareholders; and
•$4.8 million of financing fees relating to the $520.0 million term loan facility.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at June 30, 2025:

(in millions of $)	Total Obligation	Remainder of 2025	Due in 2026-2027	Due in 2028-2029	Due Thereafter
CoolCo short-term and long-term debt (1)(2)	1,401.1	39.5	160.3	895.1	306.2
Interest commitments on short-term and long-term debt (3)	396.1	41.3	148.3	110.0	96.5
Operating lease obligations	3.1	0.4	1.4	1.2	0.1
Total	1,800.3	81.2	310.0	1,006.3	402.8

(1)    The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude interest.
(2)    The future loan repayments comprise repayments under the RRCF, the upsized TLF May 2029 and sale and leaseback financing arrangements with Huaxia.
(3)    Our interest commitment on our short-term and long-term debt is calculated based on Secured Overnight Financing Rates ("SOFR") and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rate, commodity price and foreign currency exchange risks. The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analysis presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk

A significant portion of our long-term debt obligation is subject to adverse movements in interest rates. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval. Certain of our current bank and lease financing agreements bear floating interest rates, based on SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

We have entered into interest rate swap agreements with various financial institutions to reduce the interest rate risk associated with fluctuations and exposure to changes in interest rates associated with our financing agreements. As of June 30, 2025, the interest exposure for our RRCF and the upsized TLF May 2029, has been hedged for approximately 57% aggregate notional principal of $580.5 million, at an average fixed rate of 3.42%. We may enter into additional financial instruments to manage our exposure to interest rates.

Foreign currency risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, for instance British Pounds, in relation to our administrative office in the U.K. and Norwegian Kroner, Euros and Malaysian Ringgit, for other operating expenses and capital expenditure projects.

We operate principal technical and operations offices in Norway, where the majority of expenses are incurred in NOK. Based on our NOK administrative expenses incurred during the first half of 2025, a 10% depreciation of the U.S. dollar against NOK would have increased our expenses for this period by $0.5 million.

The base currency of the majority of our seafaring officers’ remuneration is the Euro. Based on the crew costs incurred during the first half of 2025, a 10% depreciation of the U.S. dollar against the Euro would have increased our crew cost for this period by $1.4 million.

Inflation risk

Inflation has had a modest impact on operating or other expenses; our contracts do not generally contain inflation-adjustment mechanisms and we are subject to risks related to inflation. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy continue to be affected by inflationary pressures this could result in increased operating and financing costs.

Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with either Nordea Bank of Finland PLC, DNB ASA, Danske Bank A/S, SMBC Credit Agricole and Citibank. However, we believe this risk is remote, as these banks are established and reputable establishments with no prior history of default.

Price risk

We are also subject, indirectly, to price risk related to the spot/short term charter market for chartering liquefied natural gas carriers ("LNGCs"). Charter rates may be uncertain and volatile and depend upon, among other things, the natural gas prices, the supply and demand for vessels, arbitrage opportunities, vessel obsolescence and the energy market, which we cannot predict with certainty. Currently, no financial instruments have been entered into to reduce this risk.

Operational Risk

The operation of LNGCs has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our Vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay unexpected drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

At a commercial level, additional operational risks include the ability to secure employment contracts on reasonable terms for our vessels and obtaining financing and working capital on reasonable terms.

COOL COMPANY LTD.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Six Months Ended June 30,
(in thousands of $, except per share amounts)	Notes	2025	2024
Time and voyage charter revenues	9	162,293	155,111
Vessel and other management fee revenues		1,379	7,402
Amortization of intangible assets and liabilities arising from charter agreements, net	8	7,349	8,984
Total operating revenues		171,021	171,497

Vessel operating expenses		(37,848)	(34,631)
Voyage, charter hire and commission expenses, net		(6,630)	(2,339)
Administrative expenses		(9,245)	(11,323)
Depreciation and amortization	8, 12	(45,661)	(37,746)
Total operating expenses		(99,384)	(86,039)

Operating income		71,637	85,458
Financial income/(expense):
Interest income		2,747	3,062
Interest expense		(46,228)	(38,858)
(Losses)/gains on derivative instruments	6	(6,055)	15,366
Other financial items, net	6	(913)	(1,452)
Net financial expense		(50,449)	(21,882)

Income before income taxes and non-controlling interests		21,188	63,576
Income taxes, net	7	(258)	(286)
Net income		20,930	63,290
Net income attributable to non-controlling interests		—	(649)
Net income attributable to the Owners of Cool Company Ltd.		20,930	62,641

Basic and diluted earnings per share	21	$0.39	$1.17

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended June 30,
(in thousands of $)	2025	2024
Comprehensive income
Net income	20,930	63,290
Comprehensive income	20,930	63,290

Comprehensive income attributable to:
Owners of Cool Company Ltd.	20,930	62,641
Non-controlling interests	—	649
Comprehensive income	20,930	63,290

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of $)	Notes	June 30, 2025	December 31, 2024
			(Audited)
ASSETS
Current assets
Cash and cash equivalents		109,206	165,274
Trade accounts and other receivables		2,917	1,838
Intangible assets, net	8	1,870	629
Inventories		3,691	3,666
Other current assets	10	6,257	5,805
Total current assets		123,941	177,212

Non-current assets
Restricted cash		502	446
Intangible assets, net	8	6,386	7,469
Newbuildings	11	—	105,668
Vessels and equipment, net	12	2,171,452	1,939,626
Other non-current assets	13	7,977	12,715
Total assets		2,310,258	2,243,136

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	14	77,803	141,996
Trade accounts payable		8,463	19,608
Accrued expenses		26,475	34,144
Other current liabilities	15	42,940	47,688
Amounts due to related parties	18	526	294
Total current liabilities		156,207	243,730

Non-current liabilities
Long-term debt	14	1,307,518	1,163,879
Other non-current liabilities	16	67,305	74,027
Total liabilities		1,531,030	1,481,636
Commitments and contingencies	19

Equity
Owners' share capital	20	53,727	53,727
Treasury shares	20	(4,313)	—
Additional paid-in capital		511,891	510,780
Retained earnings		217,923	196,993
Total equity		779,228	761,500
Total liabilities and equity		2,310,258	2,243,136

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
(in thousands of $)	2025	2024
Operating activities
Net income	20,930	63,290
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	45,661	37,746
Amortization of intangible assets and liabilities arising from charter agreements, net	(7,349)	(8,984)
Amortization of deferred charges and fair value adjustments	1,739	1,876
Drydocking expenditure	(20,761)	(8,132)
Compensation cost related to share-based payments	1,111	1,111
Change in fair value of derivative instruments	8,821	(9,119)
Change in assets and liabilities:
Trade accounts receivable and other receivables	(1,079)	7,578
Inventories	(25)	2,780
Other current and other non-current assets	(1,513)	(2,743)
Amounts due from/(to) related parties	232	(542)
Trade accounts payable	(3,737)	(524)
Accrued expenses	6,689	(6,674)
Other current and non-current liabilities	(8,232)	3,706
Net cash provided by operating activities	42,487	81,369

Investing activities
Additions to vessels and equipment	(29,251)	(2,744)
Additions to newbuildings	(139,779)	(22,501)
Additions to intangible assets	—	(132)
Net cash used in investing activities	(169,030)	(25,377)

Financing activities
Proceeds from short-term and long-term debt	135,892	—
Repayments of short-term and long-term debt	(56,525)	(57,963)
Financing arrangement fees and other costs	(4,523)	(4,830)
Cash dividends paid	—	(44,036)
Purchase of treasury shares	(4,313)	—
Net cash provided by / (used in) financing activities	70,531	(106,829)
Net decrease in cash, cash equivalents and restricted cash	(56,012)	(50,837)
Cash, cash equivalents and restricted cash at beginning of period	165,720	137,338
Cash, cash equivalents and restricted cash at end of period	109,708	86,501

Supplemental note to the unaudited condensed consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited condensed consolidated statements of cash flows:

(in thousands of $)	June 30, 2025	December 31, 2024	June 30, 2024
Cash and cash equivalents	109,206	165,274	84,362
Restricted cash and short-term deposits (current portion)	—	—	1,676
Restricted cash (non-current portion)	502	446	463
Cash, cash equivalents and restricted cash at end of period	109,708	165,720	86,501

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six Month Period Ended June 30, 2025
(in thousands of $, except number of shares)	Number of common shares	Owners’ Share Capital	Treasury Shares	Additional Paid-in Capital(1)	Retained Earnings	Owners' Equity	Non- controlling Interests (2)	Total Equity
Consolidated balance at December 31, 2024 (Audited)	53,726,718	53,727	—	510,780	196,993	761,500	—	761,500
Net income	—	—	—	—	20,930	20,930	—	20,930
Share based payments contribution	—	—	—	1,115	—	1,115	—	1,115
Forfeitures of share based compensation	—	—	—	(4)	—	(4)	—	(4)
Purchase of treasury Shares	(763,827)	—	(4,313)	—	—	(4,313)	—	(4,313)
Consolidated balance at June 30, 2025	52,962,891	53,727	(4,313)	511,891	217,923	779,228	—	779,228

		Six Month Period Ended June 30, 2024
(in thousands of $, except number of shares)	Number of common shares	Owners’ Share Capital	Additional Paid-in Capital(1)	Retained Earnings	Owners' Equity	Non- controlling Interests	Total Equity
Consolidated balance at December 31, 2023 (Audited)	53,702,846	53,703	509,327	172,960	735,990	70,590	806,580
Net income	—	—	—	62,641	62,641	649	63,290
Share based payments contribution	—	—	1,189	—	1,189	—	1,189
Forfeitures of share based compensation	—	—	(78)	—	(78)	—	(78)
Dividends	—	—	—	(44,036)	(44,036)	—	(44,036)
Consolidated balance at June 30, 2024	53,702,846	53,703	510,438	191,565	755,706	71,239	826,945

(1) Additional paid-in capital refers to the amounts of capital contributed or paid-in over and above the par value of the Company's issued share capital.
(2) On November 14, 2024, the Company exercised its options to repurchase Kool Ice and Kool Kelvin from the financing lessor SPVs. After exercising the repurchase options, the Company no longer held a variable interest in the lessor SPVs and therefore the Company deconsolidated the lessor SPVs from its financial results. As a result, the equity attributable to lessor SPVs included within non-controlling interests has been deconsolidated.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COOL COMPANY LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

The Cool Company Ltd. (“CoolCo” or the “Company”) is a private limited liability company incorporated in 2018 under the laws of Bermuda. In the period from the incorporation of CoolCo in October 2018 until early 2022 when the transactions described below occurred, the operations of CoolCo were considered insignificant. Beginning in 2022, CoolCo started engaging in the acquisition, ownership, operation and chartering of liquefied natural gas (“LNG”) carriers (“LNGCs”), and the operation of third party fleets under management agreements. The Company is currently listed on the Euronext Growth Oslo and New York Stock Exchange under the symbol "CLCO".

As used herein and unless otherwise required by the context, the terms “CoolCo”, the “Company”, “we”, “our”, “us” and words of similar import refer to CoolCo or any one or more of its consolidated subsidiaries, or to all such entities.

References to “QPSL” refer to Quantum Pacific Shipping Ltd. and to any one or more of its subsidiaries. References to “EPS” refer to EPS Ventures Ltd., a wholly-owned subsidiary of QPSL.

As of June 30, 2025, CoolCo’s own fleet (collectively referred to as the "Vessels") comprising of thirteen LNGCs, including: seven modern tri-fuel diesel electric (“TFDE”) vessels we acquired from Golar LNG Limited (“Golar”); four vessels — two modern 2-stroke vessels and two TFDE vessels, acquired from Quantum Crude Tankers Ltd, an affiliate of EPS; and two state-of-the-art newbuild 2-stroke MEGA LNG carriers, recently delivered by Hyundai Samho Heavy Industries (“HHI”) in the Republic of Korea.

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) BASIS OF PREPARATION

These unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual financial statements, and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2024, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on March 31, 2025.

b) PRINCIPLES OF CONSOLIDATION

A variable interest entity (“VIE”) is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant.

Certain VIEs in which we are deemed to be subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the entity’s residual returns are consolidated. All intercompany balances and transactions are eliminated. The non-controlling interests of the above-mentioned VIEs are included in the unaudited condensed consolidated financial statements.

As of June 30, 2025, there are no VIEs which the Company is required to consolidate, while two VIEs were consolidated by the Company for the period ended June 30, 2024. See Note 5 for further details.

c) SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted in the preparation of these unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2024, including those discussed below and disclosed in Note 3.

Use of estimates

The preparation of unaudited condensed consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In assessing the recoverability of our vessels carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, charter rates, vessel operating expenses and drydocking requirements.

Contingencies

In the ordinary course of business, we are subject to various claims, lawsuits and complaints. A contingent loss is recognized in the unaudited condensed consolidated financial statements if the contingency was present at the date of the unaudited condensed financial statements, the likelihood of loss is considered probable and the amount can be reasonably estimated. If we determine that a reasonable estimate of the loss is a range and there is no best estimate within the range, a contingent loss is recognized for the lower amount within the range. A contingent gain is only recognized when the amount is considered realized or realizable. Legal costs are expensed as incurred.

Earnings per share

Basic earnings per share for the period is computed based on the income available to common shareholders and the weighted average number of shares outstanding. For the periods ended June 30, 2025 and June 30, 2024, the basic and diluted EPS is determined as follows: Net income attributable to the owners of Cool Company Ltd. divided by the weighted average number of outstanding common shares. The weighted average treasury shares reduce the number of shares outstanding used in calculating earnings per share.

European Union's Emissions Trading System

The European Union's Emissions Trading System (“EU ETS”) was extended to cover the maritime transportation industry commencing January 1, 2024, with application to all large ships of at least 5,000 gross tonnage. Vessels are in the scope of the scheme for those voyages which begin, end or pass through EU waters. The Company has an obligation to surrender EU ETS emissions allowances (“EUAs”) to the EU for each ton of reported greenhouse gas emissions in the scope of the EU ETS. Where vessels are operated under charters, such EUAs due to the EU are provided to the Company by the charterers pursuant to the terms of the charter hire agreement. The EUAs must be submitted to the EU on an annual basis by September 30 of each year.

Liabilities in relation to EUAs obligations under the EU ETS, but not yet surrendered, are categorized as “Other current liabilities” if settlement to the EU is due within 12 months of the reporting date, and within “Other non-current liabilities” if settlement is due after 12 months of the reporting date. The liability is based on the total number of EUAs required to be submitted based on level of emissions occurring on or prior to the period end. For partially completed voyages, the value of the liability is initially estimated using the cost of EUAs that may be required to be submitted at the reporting date, and updated following completion of the voyage.

Where vessels are operated under charters, such EUAs due to the EU are provided to the Company by the charterers pursuant to the terms of the charter hire agreement. An asset is recognized in relation to EUAs due from charterers, within “Other current assets” if the EUAs are due to be received within 12 months of the reporting date, and within “Other non-current assets” if the EUAs are due to be received after 12 months of the reporting date.

For vessels operated directly by the Company, the cost of EUAs due for voyages that have been fully or partially completed during the year is recognized as an expense in the consolidated statements of operations within “Voyage, charter hire and commission expenses, net”.

EUAs received from charterers and held by the Company are recorded as indefinite-lived intangible assets and categorized as “Current intangible assets, net” if settlement to the EU is reasonably expected within 12 months of the balance sheet date, and within “Non-current intangible assets, net” if settlement is reasonably expected after 12 months of the balance sheet date. These assets are measured at cost, are not subject to amortization and will be subject to an annual impairment review only if it is probable that the EUAs will not be used to settle the obligation with the EU.

To the extent that the liability is met through existing EUAs, the liability is valued at the cost of the related intangible asset, on a first-in-first-out basis. To the extent that the liability is not met through existing EUAs held or through EUAs due to the Company from charterers, the liability will be valued at the cost of EUAs on the EU Carbon Market at the balance sheet date.

The EUAs held as of June 30, 2025 are not subject to an impairment review given that it is probable they will be used to settle the Company’s EU ETS obligation.

As of June 30, 2025, the Company had recognized an obligation to submit EUAs of $2.4 million included in “Other current liabilities” and $1.2 million included in “Other non-current liabilities” and an amount due from charterers of $0.5 million in “Other current assets” and $1.2 million included in “Other non-current assets”. In addition, at June 30, 2025 the Company held EUAs received from charterers during the period at a cost of $1.9 million, included in “Current intangible assets, net” which are expected to be surrendered to EU under the EU ETS within 12 months of the balance sheet date.

Treasury shares

When the Company repurchases its share capital, the amount of consideration paid, including directly attributable costs, is recognized as a deduction from equity and classified as treasury shares, pending future use.

Segment reporting

We conduct our operations through a single operating and reportable segment, the LNG carrier market. A segment is a distinguishable component of our operations that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by our Board of Directors, being the Chief Operating Decision Maker (“CODM”).

The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and, hence, the Company has a single reportable segment, the LNG carrier market.

The CODM assesses performance and decides how to allocate resources based on net income, as reported in the consolidated statements of operations. Net income is used by the CODM to assess the Company's profitability, monitor budget versus actual results and make decisions on the Company's strategic activities. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The accounting policies followed by the LNG carrier market are the same as those followed in the preparation of the Company’s consolidated financial statements.

Consolidated expense information presented within the consolidated statements of operations are considered to be significant expenses as they are regularly provided to the CODM. The Company has not identified any other significant expense categories.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In December 2023, the Financial Accounting Standards Board (the "FASB") issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments enhance the transparency and decision usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The impact of adoption of ASU 2023-09 had no impact on disclosures in our unaudited condensed consolidated financial statements.

In March 2024, the Financial Accounting Standards Board (the "FASB") issued ASU 2024-01 Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The amendment adds an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718- 10-15-3 to determine whether profits interest and similar awards should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. The adoption of ASU 2024-01 had no material impact on our unaudited condensed consolidated financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of June 30, 2025:

Standard	Description	Date of Adoption	Effect on our Unaudited Condensed Consolidated Financial Statements or Other Significant Matters for the Period
ASU 2024-03: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses and ASU 2025-01: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date
	The ASU requires, among other items, additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included in the consolidated statements of operations.	January 1, 2027	The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.
ASU 2025-05: Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets
This ASU provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets.
		January 1, 2026	No material impact is expected as a result of the adoption of this ASU.

4. SUBSIDIARIES

Listed below are the significant entities included in these unaudited condensed consolidated financial statements:

Name	Jurisdiction of Incorporation	Purpose
Cool Company Ltd.	Bermuda	Holding company
Ship owning and / or operating entities:
Kool Crystal Corporation	Marshall Islands	Owns and operates Kool Crystal
Kool Glacier Corporation	Marshall Islands	Owns and operates Kool Glacier
Kool Ice Corporation	Marshall Islands	Owns and operates Kool Ice
Kool Kelvin Corporation	Marshall Islands	Owns and operates Kool Kelvin
Kool Blizzard Corporation	Marshall Islands	Owns and operates Kool Blizzard
Kool Husky Corporation	Marshall Islands	Owns and operates Kool Husky
Kool Frost Corporation	Marshall Islands	Owns and operates Kool Frost
Pernli Marine Limited	Liberia	Owns and operates Kool Baltic
Persect Marine Limited	Liberia	Owns and operates Kool Boreas
Felox Marine Limited	Liberia	Owns and operates Kool Firn
Respent Marine Limited	Liberia	Owns and operates Kool Orca
Kool Panther Corporation	Liberia	Acquirer of GAIL Sagar
Kool Panther I Corporation	Liberia	Leases and operates GAIL Sagar
Kool Tiger Corporation	Liberia	Acquirer of Kool Tiger
Kool Tiger I Corporation	Liberia	Leases and operates Kool Tiger
Management Entities:
The Cool Pool Limited	Marshall Islands	Commercial management company
Cool Company Management d.o.o. (“Cool Croatia”)	Croatia	Vessel management company
Cool Company Management AS (“Cool Norway”)	Norway	Vessel management company
Cool Company Management Ltd ("Cool UK")	United Kingdom	Management company
Cool Company Management Malaysia Sdn Bhd ("Cool Malaysia")	Malaysia	Management company

The above table excludes the lessor VIEs that previously leased vessels from under sale and leaseback arrangements. The lessor VIEs were wholly-owned, special purpose vehicles (“SPVs”) of financial institutions. See Note 5 for further details.

5. VARIABLE INTEREST ENTITIES (“VIEs”)

Lessor VIEs

From April 2022, we leased two vessels (Kool Ice and Kool Kelvin) from lessor VIEs as part of sale and leaseback agreements with ICBC Finance Leasing Co. Ltd. (“ICBCL”) entities and equity attributable to ICBCL in lessor VIEs was included in non-controlling interests in our consolidated statements of operations and statements of changes in equity within the consolidated balance sheets.

On November 14, 2024, the Company exercised its options to repurchase Kool Ice and Kool Kelvin for a total purchase price of $148.4 million. After exercising the repurchase options, the Company no longer has a controlling financial interest in the lessor SPVs, and therefore, upon closing of the repurchase options, the Company deconsolidated the lessor SPVs from its consolidated financial statements. As a result, the equity attributable to ICBCL in lessor SPVs, included within non-controlling interests on our consolidated balance sheets and consolidated statements of changes in equity, was deconsolidated. There was no gain or loss recognized from exiting this financing arrangement.

6. (LOSSES)/GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

The following table sets forth (losses)/gains on derivative instruments and other financial items:

	Six Months Ended June 30,
(in thousands of $)	2025	2024
Mark-to-market (loss)/gains for interest rate swaps	(8,821)	9,119
Net interest income on undesignated interest rate swaps	2,766	6,247
(Losses)/gains on derivative instruments	(6,055)	15,366

Foreign exchange gain/(loss) on operations	95	(44)
Financing arrangement fees and other costs, net	(554)	(813)
Other	(454)	(595)
Other financial items, net	(913)	(1,452)

7. INCOME TAXES

The components of income tax expense are as follows:

	Six Months Ended June 30,
(in thousands of $)	2025	2024
Current tax expense	258	286
Total income tax expense	258	286

Jurisdictions open to examination

In the United Kingdom, the tax authorities can investigate as far back as 20 years if they suspect tax evasion. More commonly, the United Kingdom may investigate for (i) careless tax returns for up to six years and (ii) innocent errors for up to four years.

The Norwegian income tax returns could be subject to examination by Norwegian tax authorities going back ten years or more.
None of CoolCo or its subsidiaries are undergoing tax audits in any applicable tax jurisdictions.

8. INTANGIBLE ASSETS, NET

Intangible assets are comprised of the following:

	Favorable Contract Intangible Assets	Assembled Workforce	Customer Relationships	Others	As of June 30, 2025	As of December 31, 2024
(in thousands of $)	Note A	Note B	Note B	Note C
Cost	18,900	4,600	3,600	3,947	31,047	29,804
Less: Accumulated amortization	(16,143)	(2,760)	(3,600)	(288)	(22,791)	(21,706)
Net book value	2,757	1,840	—	3,659	8,256	8,098
Presented as:
- Current	—	—	—	1,870	1,870	629
- Non-current	2,757	1,840	—	1,789	6,386	7,469
	2,757	1,840	—	3,659	8,256	8,098

A.Favorable Contract Intangible Assets

Favorable time charter party ("TCP") contracts are included under intangible assets and unfavorable TCP contracts are included as liabilities. As of June 30, 2025, the net book value of favorable contract intangible assets, net of $2.8 million is included within "non-current assets". As of December 31, 2024, the net book value of favorable contract intangible assets, net of $3.3 million is included within "non-current assets". The carrying amount of the unfavorable contracts liabilities of $15.8 million and $63.8 million ($15.8 million and $71.7 million as of December 31, 2024) are included within “other current liabilities” (Note 16) and "other non-current liabilities" (Note 16), respectively.

The net amortization income for the six month period ended June 30, 2025 amounted to $7.3 million ($16.0 million for the year ended December 31, 2024), representing $7.9 million amortization income of unfavorable contract liabilities as of June 30, 2025 ($17.0 million as of December 31, 2024) net of $0.5 million amortization expense of favorable contract intangible assets as of June 30, 2025 ($1.0 million as of December 31, 2024). The net amortization income is included in “Amortization of intangible assets and liabilities arising from charter agreements, net” in the unaudited condensed consolidated statements of operations.

B. Assembled Workforce and Customer Relationships

Assembled workforce and Customer relationships released to intangible assets were recognized at fair value on the acquisition date, which is comprised of the management agreements that we acquired to provide commercial and technical vessel management for third party fleets of LNGCs and FSRUs. The net amortization expense for the six month period ended June 30, 2025 amounted to $0.5 million ($1.7 million as of December 31, 2024) and is included within “Depreciation and amortization” in the unaudited condensed consolidated statements of operations.

C. Others

As of June 30, 2025, the Company holds EUAs that were received from charterers, under the EU ETS, equivalent to $1.9 million (December 31, 2024: $0.6 million), and recognized within “Current intangible assets, net” given that the EUAs will be surrendered within 12 months of the balance sheet date. The EUAs held as of June 30, 2025 are not subject to amortization or an impairment review given that it is probable they will be used to settle the Company’s EU ETS obligation.

Development costs that are directly attributable to the design, implementation and testing of identifiable information system products controlled by the Company are recognized as intangible assets. Capitalized costs are recorded as "Others" under non-current intangible assets.

As of June 30, 2025 and December 31, 2024 and there were no impairments of intangible assets.

9. OPERATING LEASES

Rental income

The components of operating lease income were as follows:

	Six Months Ended June 30,
(in thousands of $)	2025	2024
Operating lease income	155,156	151,150
Variable lease income (1)	7,137	3,961
Total operating lease income	162,293	155,111

(1) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

10. OTHER CURRENT ASSETS

(in thousands of $)	June 30, 2025	December 31, 2024
Prepaid expenses	2,736	1,768
Receivable from charterers (1)	487	2,391
Other receivables	3,034	1,646
Other current assets	6,257	5,805

(1) Receivable from charterers as of June 30, 2025 and December 31, 2024 relates to the EUAs due from charterers under the EU ETS (see Note 2).

11. NEWBUILDINGS

On June 28, 2023, the Company exercised its option to acquire two newbuild 2-stroke LNG carriers (the "Newbuild Vessels") from QCT, an affiliate of EPS. One Newbuild Vessel, the Kool Tiger, was delivered from Hyundai Samho Heavy Industries (“HHI”) in Republic of Korea in October 2024.

On January 6, 2025, we took delivery of the other Newbuild Vessel, the GAIL Sagar, from HHI and simultaneously entered into a sale and leaseback financing arrangement with a subsidiary of Huaxia Financial Leasing Co. Ltd (“Huaxia”). All pre-delivery costs incurred during the construction of the vessel, including purchase installments, capitalized interest, supervision and technical costs that were directly attributable to the GAIL Sagar amounting to $242.7 million have been capitalized and presented under Vessel and Equipment, net.
As of June 30, 2025 we have no further capital expenditure for the Newbuild Vessels (December 31, 2024: $105.7 million).

As of June 30, 2025 we have no remaining commitments for the Newbuild Vessels.

12. VESSELS AND EQUIPMENT, NET

Our vessels and equipment, net consisted of the following:

(in thousands of $)	June 30, 2025	December 31, 2024
Vessels(1)	2,384,365	2,117,261
Office equipment and fittings	1,672	1,430
Less: Accumulated depreciation	(214,585)	(179,065)
Total vessels and equipment, net	2,171,452	1,939,626

(1)     Vessels includes the retrofitting and upgrades cost of $73.0 million (2024: $37.6 million) and capitalized drydocking cost of $59.5 million (2024: $42.0 million). As of June 30, 2025, retrofitting and upgrades of certain vessels is in progress, with an estimated total remaining commitment of $11.1 million and depreciation will begin upon completion.

Depreciation charge for the six month periods ended June 30, 2025 and 2024 amounted to $45.0 million and $36.3 million, respectively.

Capitalized deferred drydocking costs included within Vessels as of June 30, 2025 will be depreciated over the period until the next expected drydocking for each respective vessel.

13. OTHER NON-CURRENT ASSETS

(in thousands of $)	June 30, 2025	December 31, 2024
Mark-to-market asset on interest rate swaps (Note 6)	2,140	7,676
Operating lease right-of-use-assets (1)	2,993	3,443
Investment (2)	1,580	1,580
Receivable from charterers (3)	1,248	—
Others	16	16
Other non-current assets	7,977	12,715

(1) Operating lease right-of-use-assets mainly comprise of our office leases in Norway, Croatia and Malaysia.
(2) Includes investments at cost in Armada Technologies Limited ("Armada") of $1.6 million as of June 30, 2025 (2024: $1.6 million). Armada is a UK-based technology company that has developed a largely passive “air lubrication system” to significantly improve fuel consumption in vessels.
(3) Receivable from charterers as of June 30, 2025 relates to the EUAs due from charterers under the EU ETS.

14. DEBT

Long-term and short-term debt was as follows:

(in thousands of $)	June 30, 2025	December 31, 2024
Total long-term and short-term debt (1)	1,385,321	1,305,875
Less: current portion of long-term debt and short-term debt(1)	(77,803)	(141,996)
Long-term debt(1)	1,307,518	1,163,879

(1) The amounts presented in the table above, are net of the deferred charges amounting to $15.7 million as of June 30, 2025 (December 31, 2024: $15.8 million).

Senior Secured Reducing Revolving Credit Facility

On December 13, 2024, we entered into a Senior Secured Reducing Revolving Credit Facility (the "RRCF”) of up to $570.0 million with a syndicate of banks. The RRCF matures in December 2029 and carries an interest rate of SOFR plus 200 basis points. The Company could initially draw down up to $570.0 million on the RRCF, reducing by $12.1 million each quarter starting from the first quarter of 2025.

As of June 30, 2025, the outstanding balance under the RRCF amounted to $428.1 million (December 31, 2024: $447.2 million).

Upsized term loan facility

On March 22, 2024, an existing $520.0 million term loan facility was amended to include a $200 million upsized term loan facility, on a delayed drawdown basis (the “upsized TLF May 2029”). Pursuant to this facility, CoolCo entered into a guarantee in favor of the lenders.

On November 13, 2024, a draw down of $200 million was made on the upsized facility to finance the repurchase of two vessels, Kool Ice and Kool Kelvin, subject to their existing sale and leaseback arrangements.

As of June 30, 2025, the balance outstanding under the upsized TLF May 2029 amounted to $591.1 million (December 31, 2024: $623.2 million).

Newbuild Vessel pre-delivery facility

In October 2023, we entered into agreements with affiliates of Huaxia for a pre-delivery credit facility and post-delivery sale and leaseback financing for the Newbuild Vessels.

As of December 31, 2024, $71.9 million was drawn under the pre-delivery credit facility, relating to the second Newbuild Vessel, the GAIL Sagar which was delivered to CoolCo in January 2025. On delivery, the pre-delivery credit facility was rolled into the GAIL Sagar sale and leaseback financing as disclosed below, with no balance outstanding on the pre-delivery credit facility as of June 30, 2025.

Sale and leaseback financing

i) Kool Tiger

CoolCo took delivery of one of the Newbuild Vessels, the Kool Tiger, on October 18, 2024 from HHI in the Republic of Korea and simultaneously entered into a sale and leaseback financing arrangement with a subsidiary of Huaxia. Under this financing arrangement the vessel was sold for $179.5 million and leased back to CoolCo on a ten year lease term. We have options to repurchase the Kool Tiger during the ten year charter period and an obligation to repurchase the vessel at the end of the lease period for $82.5 million. Pursuant to this arrangement, CoolCo provided a corporate guarantee in favor of Huaxia.

As the Company can repurchase the vessel for a fixed predetermined amount during the charter period and has an obligation to repurchase the vessel at the end of the lease term, the sale and leaseback transaction has been determined to be a failed sale and leaseback transaction and is accounted for as a financing transaction.

ii) GAIL Sagar

CoolCo took delivery of its second Newbuild Vessel, the GAIL Sagar, on January 6, 2025 from HHI in the Republic of Korea and simultaneously entered into a sale and leaseback financing arrangement with a subsidiary of Huaxia. Under this financing arrangement the vessel was sold for $207.8 million and leased back to CoolCo on a fourteen year lease term. We have options to repurchase the GAIL Sagar during the fourteen year charter period and an obligation to repurchase the vessel at the end of the lease period for $50.5 million. Pursuant to this arrangement, CoolCo provided a corporate guarantee in favor of Huaxia.

As the Company can repurchase the vessel for a fixed predetermined amount during the charter period and has an obligation to repurchase the vessel at the end of the lease term, the sale and leaseback transaction has been determined to be a failed sale and leaseback transaction and is accounted for as a financing transaction.

Debt restrictions

Many of our debt agreements contain operating and financing restrictions and covenants, which require compliance with certain financial ratios. Such ratios include, but are not limited to, minimum net worth, minimum value-adjusted equity ratio and minimum free cash restrictions. Further, dividend payments are subject to compliance with such financial covenants and no existing events of default.

As of June 30, 2025, we were in compliance with all covenants under our existing debt and lease agreements.

15. OTHER CURRENT LIABILITIES

Other current liabilities is comprised of the following:

(in thousands of $)	June 30, 2025	December 31, 2024
Deferred operating lease and advance charter hire revenue	20,708	28,742
Unfavorable contract liabilities (Note 8)	15,767	15,767
Current portion of operating lease liability	886	866
Mark-to-market liability on interest rate swaps	3,285	—
Other payables (1)	2,294	2,313
Other current liabilities	42,940	47,688

(1) Other payables include the Company's obligation amounting to $2.4 million (2024: $2.3 million) relating to EUAs due under the EU ETS, of which $1.9 million (2024: $0.6 million) is funded through EUAs received from charterers and included in “Current intangible assets, net” and $0.5 million (2024: $1.7 million) of the obligation will be funded through EUAs due from charterers, included in “Other current assets”.

16. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities is comprised of the following:

(in thousands of $)	June 30, 2025	December 31, 2024
Unfavorable contract liabilities (Note 8)	63,830	71,681
Non-current portion of operating lease liability	2,227	2,346
EU ETS obligation	1,248	—
Other non-current liabilities	67,305	74,027

17. FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective, hedge our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however we do not anticipate non-performance by any counterparties.

We manage our debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The following table summarizes the terms of interest rate swaps effective as of June 30, 2025:

Instrument (in thousands of $)	Notional amount (1)	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving Floating, pay fixed	580,545	Feb-2027 to May-2029	2.69% to 3.99%

(i) The notional amount presented above reflects interest rate swaps effective as of June 30, 2025 and increases to $928.8 million when interest rate swaps that have been entered into but are not yet effective are considered.

Fair values of financial instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the six month period ended June 30, 2025.

The carrying value and estimated fair value of our financial instruments were as follows:

		June 30, 2025		December 31, 2024
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Cash and cash equivalents(1)	Level 1	109,206	109,206	165,274	165,274
Restricted cash	Level 1	502	502	446	446
Trade accounts and other receivables(2)	Level 1	2,917	2,917	1,838	1,838
Trade accounts payable(2)	Level 1	(8,463)	(8,463)	(19,608)	(19,608)
EU ETS obligation(3)	Level 1	(3,606)	(3,606)	(2,313)	(2,313)
Current portion of long-term debt and short-term debt (4) (5)	Level 2	(79,255)	(79,255)	(143,328)	(143,328)
Long-term debt (5)	Level 2	(1,321,803)	(1,321,803)	(1,178,361)	(1,178,361)
Derivatives:
Interest rate swap assets (6)	Level 2	2,140	2,140	7,676	7,676
Interest rate swap liabilities (6)	Level 2	3,285	3,285	—	—

(1) The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

(2) The carrying values of trade accounts receivable and other receivables and trade accounts payable approximate fair values because of the near term maturity of these instruments.

(3) As part of the EU ETS requirements for the period ended June 30, 2025 and year ended December 31, 2024, the Company recorded an obligation related to EU ETS which was included as part of "Other current liabilities" and "Other non-current liabilities". The fair value of the obligation is estimated using the fair market value of an EUA that is traded on a regulated energy exchange.

(4) The carrying amounts of the current portion of long-term debt and short-term debt approximate fair values because of the near-term maturity of these instruments.

(5) Our debt obligations are recorded at amortized cost in the unaudited condensed consolidated balance sheets. The amounts presented in the table above, are gross of the deferred charges amounting to $15.7 million as of June 30, 2025 (December 31, 2024: $15.8 million).

(6) Derivative assets are presented within other non-current assets and derivative liabilities are presented within other current liabilities on the unaudited condensed consolidated balance sheets.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are adjusted on a quarterly basis.

•The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and our credit worthiness and of our swap counterparty. The mark-to-market gain or loss on our interest rate swaps are not designated as hedges for accounting purposes for the period and are reported within the statement of operations caption "Gains/(Losses) on derivative instruments”.

•The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

Foreign currency risk

The majority of our Vessels' gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur certain expenditure in other currencies, primarily Norwegian Kroner, Euros, British Pounds and Malaysian Ringgits. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Concentration of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with either Nordea Bank of Finland PLC, DNB ASA, Danske Bank A/S, SMBC, Credit Agricole and Citibank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

18. RELATED PARTY TRANSACTIONS

Transactions with related parties:

The following table sets forth transactions with related parties:

	Six Months Ended June 30,
(in thousands of $)	2025	2024
Insurance commission (a)	—	(208)
Office rental (b)	(312)	(36)
	(312)	(244)

Amounts due to related parties

Balances with related parties consisted of the following:

(in thousands of $)	June 30, 2025	December 31, 2024
Balances due to QPSL and its affiliates (b)	526	294

a) Insurance Services – Eastern Pacific Shipping Pte. Ltd., an affiliate of QPSL, provides CoolCo with insurance and claim handling services. The charges during the period ended June 30, 2024 represent the commission paid as a percentage of the gross premium for such insurances placed. There were nil charges for the period ended June 30, 2025.

(b) Balances due to QPSL and its affiliates - Payables to QPSL and its affiliates for the periods ended June 30, 2025 and December 31, 2024 are comprised of office rental.

19. OTHER COMMITMENTS AND CONTINGENCIES

The book value of our Vessels secured under long-term loans was as follows:

(in thousands of $)	June 30, 2025	December 31, 2024
Carrying value of vessels secured against long-term loans	2,170,538	1,938,867

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

20. SHARE CAPITAL

As of June 30, 2025, our authorized share capital was 400,000,000 (2024: 400,000,000) common shares of $1.00 each.

Our issued share capital as of June 30, 2025 was 53,726,718 (2024: 53,726,718) common shares of $1.00 each, out of which, EPS hold 31,354,390 shares (2024: 31,254,390), the public holds 21,608,501 (2024: 22,472,328) and the remaining 763,827 (2024: nil) shares are being held as treasury shares.

Treasury Shares

In November 2024, our Board of Directors approved a new share repurchase program under which the management may at its discretion, repurchase outstanding common shares worth up to approximately $40 million over a two year period. Repurchases under the share repurchase program may be made from time to time through open market repurchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. Repurchases are expected to be conducted through a combination of a non-discretionary plan during blackout periods and a discretionary plan during open trading windows in accordance with applicable securities laws.

As of June 30, 2025, 763,827 shares (2024: nil) have been repurchased at a cost of $4.3 million (2024: nil). The $4.3 million cost is recognized as a deduction from equity and classified as treasury shares, pending future use.

21. BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share (“EPS”) is calculated with reference to the weighted average number of common shares outstanding during the year. The Company's earnings per share on the weighted average number of shares outstanding was as follows:

	Six Months Ended June 30,
(in thousands of $, except number of shares and per share data)	2025	2024
Net income attributable to Owners of Cool Company Ltd.	20,930	62,641
Weighted average number of shares outstanding	53,447,384	53,702,846
Dilutive potential common shares(1)	70,205	—
Weighted average number of shares, adjusted for dilution	53,517,589	53,702,846

Basic and diluted earnings per share	$0.39	$1.17

(1) The effects of share options were excluded from the calculation of diluted EPS for the six months ended June 30, 2025 (2024: share options and restricted stock units were excluded), because the effect was anti-dilutive.

22.  SUBSEQUENT EVENTS

Subsequent to June 30, 2025, the Company repurchased an additional 94,862 shares for aggregate proceeds of $655,441 and as of August 22, 2025 CoolCo has 52,868,029 shares issued and outstanding. Of the outstanding shares, 31,354,390 (59.3%) were owned by EPS Ventures Ltd. and 21,513,639 (40.7%) were owned by other investors in the public markets.